
OFFICIAL USE

Form G-FIN
Page 2 of 3

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

April 23, 2026

REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

4. A. Full name of the financial institution Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   200 West Street
   Address
   New York   NY▼   10282
   City   State Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address
                               ▼
   City   State Zip Code

   D. Mailing address if different from (B) or (C):

   Address
                               ▼
   City   State Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Steve Elia   Managing Director   212-902-9041
   Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL ▼	60606	Sales
555 California Street	San Francisco	CA▼	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL ▼	33401	Sales
2001 Ross Ave	Dallas	TX ▼	75201	Sales

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attachment
_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Steven Thomas Elia
_____
Name (First, Middle, Last)

Managing Director
_____
Title

_____   4/16/26
Signature   Date

Form G-FIN

Attachment

6.   Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Michael Battle	Managing Director	
Leo Biselman	Managing Director	
Michael Leister	Managing Director	
Colin McReynolds	Managing Director	
Paul Chmiel	Managing Director	
Michael Hamilton	Managing Director	
Jordan Kaufman	Managing Director	
Ryan Kelly	Managing Director	
Stacy Mohr	Managing Director	
Sasha Munn	Managing Director	
Joshua Banschick	Managing Director	
Matt Joy	Managing Director	
William Lloyd	Managing Director	
Ilir Xholi	Managing Director	
Joseph Braik	Managing Director	
Arvind Giridhar	Managing Director	
Praveen Korapaty	Managing Director	
Anshul Sehgal	Managing Director	
James Puccinelli	Managing Director	
Brandon Brown	Managing Director	
Mike Mitchell	Managing Director	
Richard Chambers	Managing Director	
Chris Horvatin	Managing Director	
Sean Gelbwaks	**Managing Director**	**Addition (See Note 1)**
Marc Getman	Managing Director	
Phillip Lee	Managing Director	
Andrew Mcillroy	Managing Director	
Vincent Mistretta	Managing Director	
Muhammad Qubbaj	Managing Director	

Supplemental List of Non-Supervisory Associated Persons

Name:	Title:	Amendment:
Manish Agarwal	Vice President	
Ronnie Odlum	Vice President	
Gabriel Parra	Vice President	
Matthew Timo	Vice President	
Virginia Xu	Vice President	
Kelly Zhang	Vice President	
Julia Brown	Associate	
Shawn Du	Associate	
Cesar Gonzalez	Associate	
Sophie Hall	**Associate**	**Addition (See Note 1)**
Marc Orazietti	Associate	
Eli Pullaro	Analyst	
Mike Topp	Analyst	
Brendan Carney	Vice President	
Allison Cogan	Vice President	
Kevin Cousin	Vice President	
Mark Flood	Vice President	
Mike Gentile	Vice President	
Karolina Laredo	Vice President	
Noam Liran	Vice President	
Olivia Rosenberg	Vice President	
Michael Waterfield	Vice President	
Melissa Watt	Vice President	
Katie Calvo	Associate	
Many Carter	Associate	
Kate DeWinter	Associate	
Kaleb Fernandez	**Associate**	**Addition (See Note 1)**
Michaela Ford	Associate	
Ruby Hernandez	Associate	
Will Hoefer	Associate	
Madeline Angelides	Analyst	
Armin Charkhkar	Analyst	
Nixon Chege	Analyst	
Dylan Clemens	Analyst	
Hunter Schluter	Analyst	
Alyssa Farella	Vice President	
Jonah Kemp	Vice President	
Rose Hall	Associate	
Austin Junger	Associate	
Andrew Reis	Associate	
Josh Thompkins	Associate	
Karen Yang	Associate	
Neha Nerevetla	Analyst	

Randall Crawford	Associate	
Ross Harmon	Vice President	
Ana Victoria Santanna De Otero	Vice President	
Zakariya Ahmed	Analyst	
Elizabeth Ecker	Vice President	
Jeff O'Hare	Vice President	
Devin Warner	Vice President	
Abigail Gorbett	Vice President	
Ada Situ	Vice President	
Julien Thomas	Vice President	
Mitchell Cornell	Associate	
Aryaman Jain	Associate	
Freddie Coffey	Analyst	
Deen Hussain	Analyst	
Cristina Tessari	Vice President	
Patrick Limerick	Vice President	
Ritik Goyal	Associate	
Santiago Velasco	Analyst	
Erica Dembowski	Vice President	
Sorato Doken	Vice President	
Jake Kanavy	Vice President	
Carilynn Peyton	Vice President	
Marina Testani	Vice President	
Michael Torre	Vice President	
Radhe Melwani	Associate	
Favian Arreola	**Analyst**	**Addition (See Note 1)**
Ella Scholz	Analyst	
Brian Bingham	Vice President	
Christine Bernard	Associate	
Cemre Ertas	Associate	
Selina Xia	Analyst	
April Li	Vice President	
Andrew Mullen	Vice President	
Kyle Peterson	Vice President	
Audrey Laude	Associate	
Esperanza Lee	Analyst	
Jeremy Baileys	Vice President	
Dhawal Mehta	Vice President	
Geoffrey Molnar	Vice President	
Sandy Fong	Associate	
Allie Huang	Analyst	
Jack Kelly	Analyst	
Nicole Birkhold	Vice President	
Jonathan Coppola	Vice President	
Derek Kump	**Vice President**	**Deletion (See Note 2)**
Johanna Mermer	Vice President	
Alex Pompey	Vice President	
Hayley Shaffer	Vice President	

Gerald Strabley	Vice President
Duncan Webb	Vice President
Kent Anzano	Associate
Eli Baker	Associate
John Barback	Associate
Ishan Bhasin	Associate
Mike Cabra	Associate
Jake Kleinfeld	Associate
Jenna Marget	Associate
Andrew Moore	Associate
Sarah Skidmore	Associate
Brian Bartal	Analyst
Pedro Carvalho	Analyst
Michael Delman	Analyst
Rex Eshirow	Analyst
Julie Griswold	Analyst
Nathalie Williams	Analyst

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements